FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

3 December 2004

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

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Yes No X

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CONTENTS

  Traffic and Capacity Statistics November 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date: 3 December, 2004

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Traffic and Capacity Statistics November 2004

TRAFFIC AND CAPACITY STATISTICS - November 2004

Summary of the headline figures

In November 2004, passenger capacity, measured in Available Seat Kilometres, was 1.7 per cent above November 2003. Capacity was again impacted by some two percentage points as a result of planned reductions to the schedule announced in September. Traffic, measured in Revenue Passenger Kilometres, was higher by 1.0 per cent. This resulted in a passenger load factor down 0.5 points versus last year, to 71.3 per cent. The increase in traffic comprised a 3.7 per cent increase in premium traffic and a 0.6 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 5.6 per cent. Overall load factor rose by 0.9 points to 70.6 per cent.

Market conditions

Market conditions are broadly unchanged. All market segments remain price sensitive and yield declines are expected to continue. The total revenue outlook for the year to March 2005 is unchanged with a 2-3 per cent improvement driven by volume increases.

Strategic Developments

More than 2,000 customers have used a new facility on British Airways' website, ba.com, to upgrade their class of travel or upgrade their level of ticket flexibility in the last month.

Benefits include allowing customers to see exactly what they are paying for, the full range of products and services included in the cost of the ticket and a more simplified set of fare rules.

British Airways became the first airline in the UK to enable passengers departing from Heathrow to print their own boarding pass online for flights from Heathrow Terminal 1 to Aberdeen, Edinburgh, Manchester, Glasgow and Newcastle. Passengers travelling from Manchester will be offered the facility on both domestic and international routes.

A new bilateral agreement between the UK and Indian governments has increased the number of frequencies between the UK and India from 19 to 40 per week. Demand exceeds supply for the new frequencies, so there was a scarce capacity hearing at the Civil Aviation Authority at which British Airways, Virgin Atlantic and Bmi presented why they should be awarded the additional frequencies. British Airways was given seven new services; four extra to Chennai and a new three-times-a-week service to Bangalore, all starting next summer. The airline said it was disappointed that it had not be awarded more flights to India and it will now study the decision in more detail.

The Civil Aviation Authority (CAA) announced a consultation for NATS' (National Air Traffic Services) charges for the five year period starting in 2006. The final decision about NATS' charges will be made in the latter half of 2005.

December 3, 2004

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of November				Financial year to date
						April through to November
BRITISH AIRWAYS			Change				Change
SCHEDULED SERVICES	2004	2003	(%)		2004	2003	(%)
Passengers carried (000)
UK/Europe	1747	1762	-0.8		16600	16691	-0.5
Americas	541	560	-3.4		4963	4849	+2.3
Asia Pacific	140	138	+1.3		1111	947	+17.4
Africa and Middle East	257	229	+11.9		2008	1798	+11.7
Total	2685	2689	-0.2		24681	24285	+1.6

Revenue passenger km (m)
UK/Europe	1496	1466	+2.0		14919	14364	+3.9
Americas	3620	3731	-3.0		33183	32400	+2.4
Asia Pacific	1428	1443	-1.1		11420	10064	+13.5
Africa and Middle East	1767	1585	+11.5		13398	12076	+10.9
Total	8311	8226	+1.0		72919	68905	+5.8

Available seat km (m)
UK/Europe	2472	2409	+2.6		21030	20540	+2.4
Americas	4960	5020	-1.2		41975	42216	-0.6
Asia Pacific	1912	1822	+4.9		15538	13996	+11.0
Africa and Middle East	2304	2202	+4.7		17727	16503	+7.4
Total	11648	11453	+1.7		96270	93255	+3.2

Passenger load factor (%)
UK/Europe	60.5	60.9	-0.4	pts	70.9	69.9	+1.0	pts
Americas	73.0	74.3	-1.3	pts	79.1	76.7	+2.4	pts
Asia Pacific	74.7	79.2	-4.5	pts	73.5	71.9	+1.6	pts
Africa and Middle East	76.7	72.0	+4.7	pts	75.6	73.2	+2.4	pts
Total	71.3	71.8	-0.5	pts	75.7	73.9	+1.8	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	453	429	+5.6		3316	2923	+13.4
Total RTK	1281	1249	+2.6		10587	9811	+7.9
Available tonne km (m)	1814	1791	+1.3		15068	14415	+4.5

Overall load factor (%)	70.6	69.7	+0.9	pts	70.3	68.1	+2.2	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602